GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

3 April 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

Exemption File 82-5204

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

COMPLIANCE/SEC/COR/notification of press release

3 April 2002

GKN to increase shareholding to 100% in Indian sinter metals joint venture

GKN today announces that it has agreed to acquire the remaining 51% of the issued share capital of Mahindra Sintered Products Limited (India) from its joint venture partner Mahindra and Mahindra Limited.

The acquisition, which will take GKN's shareholding from 49% to 100%, is being made for a cash consideration of IRs 650 million (£9.35 million). The transaction is conditional on certain Indian regulatory and other approvals.

The joint venture between GKN and Mahindra was established more than 30 years ago and is the largest powder metals components manufacturer in India. Today's announcement reflects GKN's continuing global development of its powder metallurgy business.

For further information:
GKN Corporate Communications
+44 (0)207 463 2354